UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number:          1-10299

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker Puerto Rico 1165(e) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.

112 West 34th Street

New York, N.Y. 10120

* Schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm

Foot Locker Puerto Rico 1165(e) Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the Foot Locker Puerto Rico 1165(e) Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 18, 2014

2

Foot Locker Puerto Rico 1165(e) Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value	$3,144,996	$2,454,510

Notes receivable from participants	244,359	188,283

Receivables:
Participant contributions	20,883	17,161
Employer contribution	63,320	65,236
Total assets	3,473,558	2,725,190

Liabilities:
Accrued expenses	412	—
Net assets available for benefits, at fair value	3,473,146	2,725,190

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(374)	(989)
Net assets available for benefits	$3,472,772	$2,724,201

See accompanying notes to financial statements.

3

Foot Locker Puerto Rico 1165(e) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:
Investment income:
Net appreciation of investments	$513,946	$398,991
Dividends	19,755	16,491
Total investment income	533,701	415,482

Interest on notes receivable from participants	7,142	5,027

Contributions:
Participants	345,043	341,525
Employer	63,320	65,236
Total contributions	408,363	406,761
Total additions	949,206	827,270

Deductions from net assets attributed to:
Benefits paid to participants	175,901	180,389
Administrative fees	24,734	24,946
Total deductions	200,635	205,335

Net increase in net assets	748,571	621,935

Net assets available for benefits:
Beginning of year	2,724,201	2,102,266
End of year	$3,472,772	$2,724,201

See accompanying notes to financial statements.

4

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2013 and 2012

(1)            Description of Plan

(a)	General

In September 2004, the Foot Locker Puerto Rico 1165(e) Plan (the "Plan") was established with an effective date of January 1, 2004. The Plan is a defined contribution plan covering generally all employees of Foot Locker, Inc. (the "Company") whose primary place of employment is in Puerto Rico. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

(b)	Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 3% of pre-tax annual compensation as defined, for participants who meet the eligibility requirements. The initial automatic enrollment percentage automatically increases each year in 1% increments up to a maximum of 5%. Participants may elect to change their contribution rate and salary reduction agreement as often as daily. For 2013 and 2012, pre-tax contributions could be made up to the Puerto Rico Department of Treasury limit of $15,000 and $13,000, respectively. Participants may also roll over certain amounts representing distributions from other qualified retirement plans in Puerto Rico prior to becoming eligible to participate in the Plan; however, additional contributions cannot be made until the completion of one year of service consisting of at least 1,000 hours. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Company contributes 25% of such participant's pre-tax contributions to the Plan up to the first 4% of the participant's compensation (as defined) earned during the Plan year. Matching contributions, at the Company’s option, are made either in shares of the Company's common stock ("Foot Locker Shares") or in cash to be invested in Foot Locker Shares. Participants that are invested in the Foot Locker Stock Fund can diversify their matching contributions into any of the other investment options available under the Plan at any time. Matching contributions for 2013 and 2012 were made entirely in Foot Locker Shares. The contributions are recorded at the closing price on the date of the Plan’s year-end if that day is a trading day or at the average of the high and low of the closest preceding trading day if the date of the year-end is not a trading day. Additional contributions may be made at the discretion of the Company and are subject to certain limitations. No additional contributions were made in 2013 or 2012.

                 (c)        Participant Accounts

Each participant's account is credited with (a) the participant's contributions and allocations of the Company’s matching contribution and (b) Plan net earnings, and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participants’ salary deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

(d)           Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions and earnings thereon is over a five-year period; a participant vests 20% per year beginning after the first year of vesting service and is fully vested after five years of vesting service, as defined in the Plan document.

5

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2013 and 2012

(1), Continued

(e)           Investment Options

Participants may change their investment options daily. Participants may elect to allocate up to 25% of their contributions to Foot Locker, Inc. stock. In addition, each participant could direct his or her contributions to the following funds in 1% increments:

Northern Trust Focus Funds (age based) – Each Northern Trust Focus Fund invests in an array of underlying Northern Trust Funds, allowing the Participant to invest in a mix of stocks, bonds, and capital preservation investments. Some of the underlying funds held by the Northern Trust Focus Funds invest in international securities, which involve risks such as currency fluctuations and economic and political instability.

Baron Small Cap Fund – The fund seeks capital appreciation through long-term investments primarily in securities of small-sized growth companies. The fund intends that at least 80% of the fund’s total assets are invested in the securities of small-sized growth companies. A small-sized growth company is defined as one having a market capitalization of under $2.5 billion at the time of purchase.

Mainstay Large Cap Growth Fund – The fund’s objective is to seek long-term growth of capital. The fund normally invests at least 80% of its assets in companies with market capitalization in excess of $4.0 billion at time of purchase.

Northern Trust Collective All Country World Ex-US IMI Fund – The fund seeks to approximate the risk and return characteristics of the Morgan Stanley All Country World Ex-US Investable Market Index. This index is commonly used to represent the non-US equity developed and emerging markets.

Northern Trust Collective S&P 500 Index Fund – The investment seeks to approximate the risk and return characteristics of the S&P 500 Index. This index is commonly used to represent the large-cap segment of the U.S. equity market.

Goldman Sachs Small Cap Value Fund – This fund seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 2000 Value Index. The fund invests in small and/or midsize companies.

Loomis Sayles Value Fund – The investment seeks long-term growth of capital and income. The fund primarily invests in equity securities of medium-sized and large-sized companies. It may invest in common stocks, convertible securities, and warrants.

PIMCO Total Return Fund – The fund seeks maximum total return consistent with preservation of capital and prudent investment management. Investments are made primarily in a diversified portfolio of investment-grade, fixed-income securities of varying maturities, and can include U.S. Government and corporate bond securities, mortgage and other asset backed securities, U.S. dollar and non U.S. dollar-denominated securities of non U.S. issuers, and money market instruments.

Wells Fargo Stable Return Fund – The investment seeks safety of principal and consistency of returns with minimal volatility. The fund is for conservative investors seeking more income than money market funds and an expectation of less price fluctuation of stock or bond funds. The fund intends to be fully invested in book value investment instruments and employs a broad diversification among contract issuers and underlying securities. The fund’s returns will fluctuate with interest rates and market conditions.

Foot Locker Stock Fund - Participant’s assets are invested in Foot Locker Shares. Foot Locker Shares may be obtained by the Trustee directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

6

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2013 and 2012

(1), Continued

(f)	Notes Receivable from Participants

Participants may borrow from their accounts once each year a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is generally paid ratably through regular payroll deductions. Notes receivable from participants totaling $244,359 and $188,283 were outstanding at December 31, 2013 and 2012, respectively, bearing interest rates ranging from 3.25% to 7.75% in 2013 and 2012.

(g)	Payment of Benefits

Participants are eligible for a distribution on termination of service, death, disability or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant's vested interest in his or her account. A participant may elect to have any investment in the Foot Locker Stock Fund distributed either in Foot Locker Shares or cash.

Participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan document.

(h)	Administrative Fees

Included in administrative fees are amounts paid by participants for processing loans and investment management fees. To the extent expenses of administering the Plan are not paid by the Plan, the expenses are paid by the Company and therefore are not included in the accompanying financial statements. For registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation in fair value of investments on the statements of changes in net assets available for benefits.

(i)	Forfeitures

Forfeitures of non-vested employer matching contributions totaled $545 and $395, as of December 31, 2013 and 2012, respectively, which may be used to pay future administrative expenses of the Plan and then to reduce future matching contributions. Administrative expenses paid from forfeited non-vested accounts amounted to $1,500 and $2,917 in 2013 and 2012, respectively.

(2)            Summary of Accounting Principles

(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in commingled funds are valued at the net asset value of units held by the Plan at year-end. Foot Locker Shares held within the Foot Locker Stock Fund are valued at the quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Interest and dividend income earned from commingled funds are re-invested by the respective funds and are included in net appreciation of investments in the statements of changes in net assets available for benefits. Dividend income earned from the mutual funds and common stock is recorded as dividends in the statements of changes in net assets available for benefits.

7

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2013 and 2012

(2), Continued

The Plan has a fully-benefit responsive common collective trust as an investment, the Wells Fargo Stable Return Fund. This type of investment contract is required to be reported at fair value. However, contract value is the relevant measurement for fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

(d)	Notes Receivable from Participants

Notes receivable from participants are carried at their outstanding cost balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Recent Accounting Pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board and the Securities Exchange Commission did not, or are not believed by management to, have a material effect on the Plan’s present or future financial statements.

(3)           Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(4)          Tax Status

The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code for a New Puerto Rico, as amended, and the trust established thereunder will be entitled to exemption from local income taxes. On June 7, 2013, the Company filed an application for an updated determination letter.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(5)          Risks and Uncertainties

The Plan offers a number of investment options including participant investments in Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of the Plan Sponsor.

The Plan’s investments include commingled funds that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub-prime mortgage loans. The value, liquidity and related income of these securities is sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

8

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2013 and 2012

(6)           Investments

The following investments represent five percent or more of the Plan’s net assets at December 31, 2013 and 2012:

2013

Northern Trust Focus 2030 Fund – 1,178 units	$176,212
Northern Trust Focus 2035 Fund – 3,656 units	560,112
Northern Trust Focus 2040 Fund – 2,076 units	321,590
Northern Trust Focus 2045 Fund – 2,524 units	391,215
Northern Trust Focus 2050 Fund – 2,293 units	355,495
Foot Locker Stock Fund – 22,663 shares	939,163

2012

Northern Trust Focus 2030 Fund – 1,177 units	$153,559
Northern Trust Focus 2035 Fund – 3,155 units	413,487
Northern Trust Focus 2040 Fund – 1,864 units	244,266
Northern Trust Focus 2045 Fund – 2,575 units	337,560
Northern Trust Focus 2050 Fund – 2,337 units	306,461
Foot Locker Stock Fund – 21,846 shares	701,687

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $513,946 and $398,991 in 2013 and 2012, respectively.

	2013	2012
Commingled funds	$294,232	$205,829
Mutual funds	7,094	3,514
Foot Locker Stock Fund	212,620	189,648
	$513,946	$398,991

(7)           Fair Value Measurements

The Plan categorizes its financial assets into a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs.

9

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2013 and 2012

(7), Continued

The Plan’s financial assets recorded at fair value are categorized as follows:

Level 1 –	Quoted prices for identical instruments in active markets.
Level 2 –	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.
Level 3 –	Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

The following tables provide a summary, by level, of the Plan’s financial assets that are measured at fair value on a recurring basis:

	Fair Value Measurements at December 31, 2013
Description	Level 1	Level 2	Level 3	Total
Commingled funds:
Target date funds	$-	$2,087,766	$-	$2,087,766
Stable value / capital preservation investment contract*	-	46,623	-	46,623
U.S. equity large cap blend fund (S&P 500 Index Fund)	-	8,560	-	8,560
International equity funds	-	20,335	-	20,335
Mutual funds:
U.S. equity large cap structured funds	27,026	-	-	27,026
U.S. equity small cap growth funds	5,739	-	-	5,739
U.S. equity income fund	9,784	-	-	9,784
Common stock:
Foot Locker Stock Fund	939,163	-	-	939,163
	$981,712	$2,163,284	$-	$3,144,996

	Fair Value Measurements at December 31, 2012
Description	Level 1	Level 2	Level 3	Total
Commingled funds:
Target date funds	$-	$1,662,259	$-	$1,662,259
Stable value / capital preservation investment contract*	-	35,051	-	35,051
U.S. equity large cap blend fund (S&P 500 Index Fund)	-	6,571	-	6,571
International equity funds	-	13,527	-	13,527
Mutual funds:
U.S. equity large cap structured funds	19,983	-	-	19,983
U.S. equity small cap growth funds	4,502	-	-	4,502
U.S. equity income fund	10,930	-	-	10,930
Common stock:
Foot Locker Stock Fund	701,687	-	-	701,687
	$737,102	$1,717,408	$-	$2,454,510

* The Wells Fargo Stable Return Fund invests in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. The average market yield of the Wells Fargo Stable Return Fund was 1.36% and 0.94% for the years ended December 31, 2013 and 2012, respectively, and its average yield based on the interest rate credited to participants was 1.52% and 1.95% for the years ended December 31, 2013 and 2012, respectively. There are no unfunded commitments or reserves as of December 31, 2013 and 2012. Certain events may limit the ability of the Wells Fargo Stable Return Fund to transact at contract value with the issuer of the investment contracts. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

10

Foot Locker Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2013 and 2012

(8)           Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various commingled funds which were managed by Mercer HR Services, LLC, the Plan’s record keeper. In addition, Northern Trust serves as the custodian for certain commingled funds. The Plan invests in common stock of the Company and issues loans to participants.

(9)           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$3,472,772	$2,724,201
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	374	989
Net assets available for benefits per the Form 5500	$3,473,146	$2,725,190

The following is a reconciliation of net increase in net assets per the financial statements for the years ended December 31, 2013 and 2012 to net income per the Form 5500:

	2013	2012
Net increase in net assets per the financial statements
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	$748,571	$621,935
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	374	989
Net income per the Form 5500	(989)	(900)
	$747,956	$622,024

11

Supplemental Schedule

Foot Locker Puerto Rico 1165(e) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

as of December 31, 2013

	(b) Identity of Issue, Borrower,	(c) Description of investment including maturity date, rate of interest,		(d)	(e)
(a)	Lessor, or Similar Party	collateral, par, or maturity value		Cost**	Fair value
		Commingled Funds:
*	Northern Trust	Northern Trust Collective S&P 500 Index Fund	35 units	—	$8,560
*	Northern Trust	Northern Trust Collective All Country World Ex-US IMI Fund	171 units	—	20,335
*	Northern Trust	Northern Trust Focus 2010 Fund	61 units	—	8,233
*	Northern Trust	Northern Trust Focus 2015 Fund	143 units	—	19,750
*	Northern Trust	Northern Trust Focus 2020 Fund	929 units	—	132,086
*	Northern Trust	Northern Trust Focus 2025 Fund	314 units	—	45,765
*	Northern Trust	Northern Trust Focus 2030 Fund	1,178 units	—	176,212
*	Northern Trust	Northern Trust Focus 2035 Fund	3,656 units	—	560,112
*	Northern Trust	Northern Trust Focus 2040 Fund	2,076 units	—	321,590
*	Northern Trust	Northern Trust Focus 2045 Fund	2,524 units	—	391,215
*	Northern Trust	Northern Trust Focus 2050 Fund	2,293 units	—	355,495
*	Northern Trust	Northern Trust Focus 2055 Fund	498 units	—	77,308
	Wells Fargo	Wells Fargo Stable Return Fund***	930 units	—	46,623
		Mutual Funds:
	Goldman Sachs	Goldman Sachs Small Cap Value	51 units	—	2,898
	Loomis	Loomis Sayles Value Fund	495 units	—	13,249
	Baron	Baron Small Cap Fund	81 units	—	2,841
	Mainstay	Mainstay Large Cap Growth Fund	1,323 units	—	13,777
	PIMCO	PIMCO Total Return Fund	915 units	—	9,784
		Stock Fund:
*	Foot Locker, Inc.	Foot Locker Stock Fund	22,663 shares	—	939,163
		Loans:
*	Plan Participants	Notes receivable from participants	102 loans were outstanding at December 31, 2013, bearing interest at rates ranging from 3.25% - 7.75%, maturing through 2020	—	244,359

					$3,389,355

*	Party-in-interest as defined by ERISA.
**	Cost basis is not required for participant directed investments and therefore is not included.
***	As of December 31, 2013, the investment in the Wells Fargo Stable Value Return Fund at contract value amounted to $46,249.

See accompanying report of independent registered public accounting firm.

12

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Foot Locker Puerto Rico 1165(e) Plan

By:	/s/ Lauren B. Peters
Foot Locker, Inc.
Lauren B. Peters
Chief Financial Officer

Date: June 18, 2014

13

Foot Locker Puerto Rico 1165(e) Plan

INDEX OF EXHIBITS

Exhibit No. in Item 601 of Regulation S-K	Description
23	Consent of Independent Registered Public Accounting Firm

14